UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
LINCOLN BANCORP
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
532879 10 3
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1745 (12-02)

CUSIP No. 532879 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Lincoln Bank ESOP & 401K Savings Plan, I.R.S. Identification No. 35-2064316
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	519,212
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	519,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,212 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.6%
12	TYPE OF REPORTING PERSON (See Instructions)		EP

ITEM 1.
(a)	Lincoln Bancorp
(b)	1121 East Main Street, Plainfield, Indiana 46168-0510
ITEM 2.
(a)	Lincoln Bank ESOP & 401K Savings Plan (the "Plan")
(b)	1121 East Main Street, Plainfield, Indiana 46168-0510
(c)	Indiana
(d)	Lincoln Bancorp Common Stock, without par value
(e)	532879 10 3
ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(f)	☒ An employee benefit plan or endowment fund in accordance with §§ 240.13d-1(b)(1)(ii)(F)
ITEM 4.	Ownership
(a)	519,212
(b)	9.6%
(c)	(i) 0
(ii) 519,212
(iii) 0
(iv) 519,212
ITEM 5.	Ownership of Five Percent or Less of a Class
N/A
ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Pursuant to the Plan, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
ITEM 8.	Identification and Classification of Members of the Group
N/A
ITEM 9.	Notice of Dissolution of Group
N/A

ITEM 10.	Certifications
(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

LINCOLN BANK ESOP & 401K SAVINGS PLAN

By:	/s/ Jennifer Dawson
Jennifer Dawson, Director of Human Resources of Lincoln Bank, Plan Sponsor

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